

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
John T. Lewis
Chief Executive Officer
CONE Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: CONE Midstream Partners LP**
> **Draft Registration Statement on Form S-1**
> **Filed June 12, 2014**
> **CIK No. 0001610418**

Dear Mr. Lewis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further

comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3. With respect to all third-party statements in your prospectus—such as statements by the U.S. Energy Information Administration—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

4. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

5. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

6. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

Prospectus Summary, page 1

Overview, page 1

7. We note your disclosure that your Sponsors had over 5,700 potential drilling locations as of March 31, 2014. Please disclose whether your Sponsors plan to drill each of these potential locations and, if so, the anticipated time frame for doing so.

8. We note your disclosure that your Sponsors intend to commence production on over 140 gross wells during the 12 months ending September 30, 2015. Please disclose the number of such wells that you expect to be connected to your midstream systems as of September 30, 2015. We also note the information in the chart on page 2 regarding your Sponsors' "2014 Estimated Completion Activity." Please disclose the number of such completed wells that you expect to be connected to your midstream assets at the end of this period.

Our Initial Midstream Assets, page 2

9. Please disclose the reason(s) that CONE is contributing to you a 75% controlling interest in Anchor Systems, and a 5% controlling interest in Growth and Additional Systems in such percentages.

10. In describing the rights of first offer from your Sponsors, please disclose the conflict of interest inherent in any such offer, in light of the fact that CONE owns all of the membership interests in your general partner and that there is substantial overlap between the officers and directors of your Sponsors and those of CONE.

Business Strategies, page 4

11. We note your statement that you "expect to make accretive acquisitions from CONE to expand our operations and increase our distributable cash flow." Please disclose the anticipated timeframe in which you expect to acquire the right of first offer assets from CONE, or state explicitly that you currently do not know when you will acquire such interests. In addition, please disclose the anticipated timeframe in which you "intend to market [y]our services to, and pursue strategic relationships with, third-party producers," or state explicitly that you currently do not know when you will acquire such interests.

Our Relationship with Our Sponsors and CONE, page 6

12. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that each of your general partner, CONSOL Energy Inc. and Noble Energy Inc. will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, CONSOL, Noble or the directors or executive officer of each received or will receive in connection with the offering.

13. Please revise your disclosure to state that there are no assurances that you will benefit from your relationship with your Sponsors.

Risk Factors, page 21

Risks Related to Our Business, page 21

Certain of our Dedicated Acreage is either not Held by Production, page 26

14. Please quantify the percentage of your dedicated acreage that is not held by production or is yet to be earned by your Sponsors.

The McQuay to Majorsville Pipeline Experienced a Slip at two Stream Crossings, page 30

15. Please tell us what consideration you gave to disclosing a range of loss or other narrative related to this loss contingency in the Notes to your financial statements. Refer to ASC 450-20.

We may not Own the Land on which our Pipelines and Facilities are Located, page 36

16. Please disclose whether you currently own any of the land on which your midstream systems have been constructed, and quantify the percentage of any such land that you own.

Risks Inherent in an Investment in Us, page 37

Cost Reimbursements, Which Will Be Determined in Our General Partner's Sole Discretion, page 41

17. Please briefly describe and quantify the expenses for which you will be required to reimburse the general partner. We note your reference to such reimbursements on page 143, however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

Cash Distribution Policy and Restrictions on Distributions, page 55

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 55

18. We note that you historically have received funding from your affiliates. Please tell us and disclose to your investors whether there is a commitment, intent or reasonable possibility that your general partner or other affiliates will fund your cash flow deficits or disclose other sources of direct or indirect financial assistance available to you following the closing of this offering.

Unaudited Pro Forma Distributable Cash Flow, page 60

19. We note your presentation of unaudited pro forma distributable cash flow for the twelve months ended March 31, 2014. Please also present similar information for the year ended December 31, 2013.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 62

20. We note that the most recent period of historical financial statements included in this filing is the three months ended March 31, 2014. Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to be for

the 12 months ended September 30, 2015 as this date is 18 months from your most recent balance sheet date and approximately 16 months from the date of this filing. In any event, please also disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

21. Please add the minimum estimated EBITDA required to pay the annualized minimum quarterly distribution.

Significant Forecast Assumptions, page 66

Interest Expense, page 68

22. We note that your estimate of interest expense for the twelve months ending September 30, 2015 is based upon an assumed $48.8 million in average borrowings under your new credit facility. Please also tell us the interest rate you used for this amount and how you selected the interest rate to use.

Selected Historical and Pro Forma Financial Data, page 85

23. Please provide Balance Sheet Data for the year ended 12/31/12 or tell us why you do not believe it is required. Refer to Item 301 of Regulation S-K.

Non-GAAP financial measure, page 87

24. We note that in your reconciliation of EBITDA attributable to CONE Midstream Partners to net income attributable to CONE Midstream Partners LP that you have allocated all of the interest expense to CONE Midstream Partners LP but have allocated some depreciation to CONE Midstream partners and some to non-controlling interests. Please explain to us why you have allocated no interest expense to the non-controlling interest and any impact this has on your forecast of estimated distributable cash flow to CONE Midstream Partners LP for the twelve months ending September 30, 2015.

25. We note that you reconcile EBITDA to both net income and net cash provided by operating activities. Please tell us how you have complied with Question 102.06 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

Other Factors Impacting Our Business, page 92

26. We note your disclosure throughout the filing regarding your Sponsors' joint development agreement and the way in which your Sponsors' drilling and development plan impacts your business. We also note your disclosure on page 66 regarding your anticipated increase in wet gas gathering volumes from the pro forma twelve months ended March 31, 2104 to the forecasted twelve months ending September 30, 2015 and your disclosure that wet gas is higher margin than dry gas. Please provide additional disclosure regarding your Sponsors' wet gas production plans and the way in which you expect such production plans to impact your results of operations.

Results of Operations, page 94

27. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in volume, please provide your readers with insight into the underlying drivers of those changes.

Capital Resources and Liquidity, page 96

Revolving Credit Facility, page 96

28. Please include a summary of the key terms of the credit facility you intend to enter into in connection with the closing of your offering.

Cash Flows, page 96

29. Please disclose the reasons for the changes in working capital that you cite as impacting your cash flows from operations and investing activities. Please quantify these factors to the extent practicable.

Our Sponsors' Upstream Joint Venture, page 114

30. Please disclose the number of wells that will be drilled pursuant to the default plan if neither Sponsor elects to exercise its respective non-consent right.

Our Gathering Agreements, page 117

31. Please provide additional disclosure regarding the "rights and procedural remedies" to which your Sponsors will be entitled should you fail to perform your obligations under the gathering agreements.

Management, page 129

32. Please revise your disclosure to include the names of each of the members of the committees of your board of directors, as well as any additional members of such board, along with other appropriate biographical disclosure, if applicable. Please see Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 142

Distributions and Payments to Our General Partner and Its Affiliates, page 142

Post-IPO Operational Stage, page 142

33. Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner and affiliates, including CONSOL, will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Compensation of Our Officers and Directors, page 132

34. Please quantify the amount of compensation to which Mr. Fink would be entitled under the severance and change in control programs described on page 135 and the percentage of any such payment for which you will be responsible.

Underwriting, page 195

Lock-up Agreements, page 196

35. You indicate that the underwriters, including but not limited to Wells Fargo Securities, LLC may, "in their sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements." Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such "locked-up" securities.

Unaudited Pro Forma Condensed Financial Statements, page F-2

36. We note your disclosure that the unaudited pro forma condensed financial statements give pro forma effect to your entry into a new credit facility, your entry into new long-term, fixed-fee gathering agreements, your entry into an omnibus agreement, and your entry into an operational services agreement. For each of these agreements, please tell us if you have signed and executed these agreements or if they have yet-to-be finalized. For any that have not yet been finalized, please tell us when you intend to finalize the agreements and if there is a possibility of any changes in terms. For any pro forma adjustments based on contracts that have not yet been finalized, if you believe that the amount of the pro forma adjustment is objectively determinable and factually supportable without a signed contract, explain why in reasonable detail. If the amount is not yet objectively determinable and the current pro forma adjustment will be revised in a subsequent amendment once the related contract is finalized, please clarify this.

37. We note your disclosure that the unaudited pro forma condensed financial statements will give effect to the application of the net proceeds of the offering as described in "Use of Proceeds." In the "Use of Proceeds" section on page 52 you state that net proceeds from the offering will be used to make a distribution to CONE. We do not see where you have reflected this distribution in the pro forma financial statements. Please explain to us how this distribution is or will be reflected in the pro forma financial statements.

38. We note your disclosure that your unaudited pro forma condensed financial statements do not give effect to variable general and administrative costs you will incur under the omnibus agreement and operational services agreement. Please describe in reasonable detail the types of expenses that are likely to increase under these agreements and quantify management's best estimate of the likely increase or aggregate amounts, similar to your disclosure about the additional expenses associated with being a publicly traded partnership.

39. We note your disclosure that in connection with the completion of this offering, your sponsors, through CONE, will contribute to you a 75% controlling interest in your Anchor systems, a 5% controlling interest in your Growth systems and a 5% controlling interest in your additional systems. It appears from your financial statements that you consolidate these systems and present a non-controlling interest for the interests retained by CONE. Please explain to us in more detail the structure of the entities that gives you control given the limited economic benefit to the registrant. Please tell us how you considered such entities in relation to variable interest entity accounting and the reason for your response.

Consolidated Financial Statements, page F-1

40. In the "Use of Proceeds" section on page 52 you state that net proceeds from the offering will be used to make a distribution to CONE. Please tell us whether you considered

providing a pro forma balance sheet for March 31, 2014 reflecting the distribution (but not giving effect to the full offering proceeds) alongside the historical March 31, 2014 balance sheet as well as pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution for the year ended December 31, 2013 and the three months ended March 31, 2014. Please refer to SAB Topic 1B.3.

Note 1 – Description of Business and Basis of Presentation, page F-12

41. If true, please include a statement that the unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-13

42. We note your disclosure that you believe you cannot reasonably estimate the asset retirement obligations for your midstream system assets as these assets have indeterminate lives. Please explain the basis for this conclusion in more detail and tell us if you believe that this is standard industry practice for your specific type of midstream activity.

Note 3 – Related Party, page F-14

43. We note your disclosure on page 133 that for 2013 and all prior periods no amounts of compensation for your executive officers were separately allocated to your business. Please tell us why you believe that these financial statements reflect all of the costs of doing business as contemplated by SAB Topic 1B.1. Please refer to Question 1 of SAB Topic 1B.1.

44. We note your statement that transactions with related parties, other than certain transactions with CONSOL related to administrative services, were conducted on terms which management believes are comparable to those with unrelated third parties and that these costs would not have been materially different had they been calculated on a stand-alone basis. Please clarify for us if the "certain transactions" with CONSOL related to administrative services would have been materially different if they had been determined on an arms-length basis. If they would have been different, please tell us how you considered the guidance in Question 2 of SAB Topic 1B.1 to quantify management's estimate of what the expenses would have been on a stand-alone basis. If you did not provide this disclosure because it is not practicable to estimate what the expenses would have been on a stand-alone basis, please disclose a statement to this effect. Please also disclose an explanation of the allocation method used by CONSOL to allocate costs to CONE along with management's assertion as to whether the method used is reasonable.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director